SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. __)*

HiSoft Technology International Limited
(Name of Issuer)

Common Shares, par value US $0.0001 per share**
(Title of Class of Securities)

43358R-10-8***
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The Common Shares of the Issuer may be represented by American Depositary Shares (“ADSs”), with each ADS representing 19 Common Shares.

***This CUSIP number applies to the American Depositary Receipts, which evidence the ADSs.

CUSIP No. 43358R-10-8	13G	Page 2

1		NAMES OF REPORTING PERSONS GE Capital Equity Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 29,411,764 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 29,411,764 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,411,764 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4% (See Items 4 and 5)
12		TYPE OF REPORTING PERSON CO

CUSIP No. 43358R-10-8	13G	Page 3

1		NAMES OF REPORTING PERSONS General Electric Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 29,411,764* (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 29,411,764* (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,411,764* (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%* (See Items 4 and 5)
12		TYPE OF REPORTING PERSON CO

*Includes all common shares of the Issuer beneficially owned by GE Capital Equity Investments Ltd.

CUSIP No. 43358R-10-8	13G	Page 4

1		NAMES OF REPORTING PERSONS General Electric Capital Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 29,411,764* (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 29,411,764* (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,411,764* (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%* (See Items 4 and 5)
12		TYPE OF REPORTING PERSON CO

*Includes all common shares of the Issuer beneficially owned by GE Capital Equity Investments Ltd.

CUSIP No. 43358R-10-8	13G	Page 5

1		NAMES OF REPORTING PERSONS General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 29,411,764* (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 29,411,764* (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,411,764* (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%* (See Items 4 and 5)
12		TYPE OF REPORTING PERSON CO; HC

*Includes all common shares of the Issuer beneficially owned by GE Capital Equity Investments Ltd.

Item 1(a). Name of Issuer:

HiSoft Technology International Limited (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

33 Lixian Street

Qixianling Industrial Base

Hi-Tech Zone, Dalian 116023

People’s Republic of China

Item 2(a). Name of Person Filing:

This statement is being filed by each of:

GE Capital Equity Investments Ltd. (“GECEIL”)
General Electric Capital Corporation (“GE Capital”)
General Electric Capital Services, Inc. (“GECS”)
General Electric Company (“GE”)

GECEIL is wholly-owned subsidiary of GE Capital.  GE Capital is a subsidiary of GECS.  GECS is a wholly-owned subsidiary of GE.

GECEIL, GE Capital, GECS, and GE are referred to herein collectively as the “Reporting Persons”.

An agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business office of GECEIL is located at 201 Merritt 7, Norwalk, Connecticut 06851.  The principal business office of GE Capital is located at 901 Main Avenue, Norwalk, Connecticut 06851.  The principal business offices of GECS and GE are located at 3135 Easton Turnpike, Fairfield, Connecticut 06828.

Item 2(c). Citizenship:

GECEIL is a Cayman Islands company.  Each of GE Capital and GECS is a Delaware corporation.  GE is a New York corporation.

Item 2(d). Title and Class of Securities:

Common shares, par value US $0.0001 per share, of the Issuer (the “Common Shares”)

The Common Shares may be represented by American Depositary Shares (“ADSs”), with each ADS representing 19 Common Shares.

Item 2(e). CUSIP Number:

43358R-10-8

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	[ ]	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J)

(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Shares of the Issuer are incorporated by reference.

As of December 31, 2010, GECEIL beneficially owned an aggregate of 29,411,764 Common Shares (represented by 11 Common Shares and 1,547,987 ADSs), representing approximately 5.4% of the Common Shares outstanding (based on 548,801,034 Common Shares outstanding as of December 22, 2010 after giving effect to the Issuer’s offering as reported in the Issuer’s prospectus filed with the SEC on December 20, 2010 pursuant to Rule 424(b)(4)).  GE Capital, GECS and GE may be deemed to beneficially own the Common Shares owned by GECEIL.

As of February 11, 2011, the Reporting Persons beneficially owned less than five percent of the Common Shares outstanding.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

(a) – (c)                      Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2011

GE CAPITAL EQUITY INVESTMENTS LTD.

By:	/s/ Sherwood Dodge
	Name:	Sherwood Dodge
	Title:	Director

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Barbara A. Lane
	Name:	Barbara A. Lane
	Title:	Attorney-in-Fact

GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:	/s/ Barbara A. Lane
	Name:	Barbara A. Lane
	Title:	Attorney-in-Fact

GENERAL ELECTRIC COMPANY

By:	/s/ Barbara A. Lane
	Name:	Barbara A. Lane
	Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated February 11, 2011, by and among the Reporting Persons

2	Power of Attorney (General Electric Capital Corporation)

3	Power of Attorney (General Electric Capital Services, Inc.)

4	Power of Attorney (General Electric Company)